Suite 2800 1100 Peachtree St.
Atlanta GA 30309-4530
t 404 815 6500 f 404 815 6555
www.KilpatrickStockton.com
direct dial 404 815 6270
direct fax 404 541 3400
JStevens@kilpatrickstockton.com
August 28, 2009
VIA EDGAR and E-Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549
Attention:     Ms. Kathryn McHale, Staff Attorney

Re:	United Community Banks, Inc.
Form 10-K for December 31, 2008
Form 10-Q for March 31, 2009
Form 10-Q for June 30, 2009
Response to SEC Comments dated April 28, 2009
Response to SEC Comments dated July 14, 2009
File Number 0-21656
Ladies and Gentlemen:
     At the request and on behalf of our client, United Community Banks, Inc. (the “Company”), we provide below responses to the Staff’s comment letter dated August 20, 2009. As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments followed by our response.
     Unless the context requires otherwise, references to we, our, us, United Community Banks, Inc. or the Company in the response below refer to United Community Banks, Inc. In addition, in the case of all responses to comments, the use of first person pronouns reflects statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).
Form 10-Q Filed for the Quarter Ended June 30, 2009
Notes to Consolidated Financial Statements
General
1.	Please revise your future filings to provide the disclosures required by paragraph 20 and 20 A of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Letter to the Securities and Exchange Commission
August 28, 2009

Response:

The information required to be disclosed by paragraphs 20 of SFAS 114 is included in Management’s Discussion and Analysis in the second paragraph on page 34 of our second quarter 2009 Form 10-Q. The information required by paragraph 20A of SFAS 114 is included in Table 9 on page 32 of our second quarter 2009 Form 10-Q. We agree to include that information in the footnotes to the financial statements as well as Management’s Discussion and Analysis in future filings.
Note 2 — Federally Assisted Acquisition of Southern Community Bank, page 6
2.	We note your disclosure regarding your acquisition of substantially all the assets and assumption of substantially all the liabilities of Southern Community Bank (“SCB”). Please address the following:
•	Tell us and revise your future filings to clarify how the fair value of the “estimated loss reimbursement from the FDIC” amount was determined and cite the authoritative literature you used to support your accounting treatment.

•	Discuss the assumptions considered in arriving at the originally recorded amount as well as your subsequent accounting to be followed.

•	Identify the assets acquired and liabilities assumed that are subject to the terms of the loss sharing agreement (a tabular presentation with corresponding loss sharing limits may be useful here). In this regard, your presentation should be at a level of granularity consistent throughout your annual and interim filings (e.g. by loan type, such as those discussed on page 30 of your Form 10-Q [sic].
Response:

The estimated loss reimbursement is the amount of the expected loss on the acquired loans and foreclosed property that will be reimbursed to United by the FDIC. The estimated loss reimbursement is considered an indemnification asset as defined by SFAS 141(R). As such, we accounted for the indemnification asset in accordance with paragraphs 29 and 30 of SFAS 141(R) and recorded it at its estimated fair value. The amount was determined based on the terms of the loss sharing agreement which call for the FDIC to reimburse 80% of the losses on acquired loans and foreclosed properties up to $109 million and 95% of any losses above $109 million. The receivable was expected to be collected over a four year average life. The amount of the receivable was discounted using the four year swap rate in effect on the acquisition date to determine the net present value. Since the receivable is backed by the full faith and credit of the US Government, no discount was applied for credit losses as no such losses are expected.

Letter to the Securities and Exchange Commission
August 28, 2009

Subsequent accounting for the indemnification asset will be in accordance with paragraph 64 of SFAS 141(R) which requires us to apply the same accounting treatment as the indemnified assets. Therefore as loans and foreclosed property covered by our loss sharing agreement with the FDIC are paid off or charged off, the indemnification is adjusted accordingly. No subsequent adjustments are expected for collectability since no credit risk is inherent in the asset.

The loss sharing agreement pertains only to loans and foreclosed properties that were in existence on the acquisition date. We have included a table in our second quarter 2009 Form 10-Q at the top of page 8 showing the assets that are covered by the loss sharing agreement with the FDIC. We agree to provide in future filings this same information by loan type as requested. The loss sharing limits do not translate well to a table because 80% of the losses up to $109 million and 95% of the losses above that amount are covered under the agreement regardless of loan type of foreclosed property type. There are no liabilities covered by the loss sharing agreement.
Note 8 — Assets and Liabilities at Fair Value, page 12
3.	Please revise your future filings to provide the required disclosures of SFAS 107 (see paragraphs 10-15). In this regard, ensure to disclose the methods and significant assumptions used to estimate fair value for each class of financial instrument (paragraph 10; also refer to the example set forth in paragraph 31 of Appendix B

Response:

The methods and significant assumptions required by SFAS 107, paragraph 10 have been disclosed in our 2008 Form 10-K and were not carried forward into our second quarter 2009 Form 10-Q since they would be repetitive and we believed were therefore not required. We will include the significant assumptions in future interim period filings similar to those included in our Annual Report on Form 10-K.
Note 13 — Goodwill, page 17
4.	We read your response to prior comments 2 and 3 and your disclosure in the last sentence on page 17; however it’s not quite clear to us how you reached your conclusion that additional testing for impairment of goodwill was not necessary during the second quarter of 2009. Considering the continued deterioration in the loan portfolio which has negatively impact[ed] net interest income, resulting in significant increases in both the loan loss provision and in loan charge-offs, higher operating expenses associated with OREO properties and in net losses, it would appear, consistent with paragraph 28 of SFAS 142, that additional testing was warranted. Please address the following:

Letter to the Securities and Exchange Commission
August 28, 2009

•	Compare and contrast your actual operating results through June 30, 2009 to your projected/forecasted operating results used in your impairment testing performed in the first quarter 2009.

•	Considering the fair value of your loans (as disclosed on page 13 (Note 8 — Assets and Liabilities at Fair Value) exceeded the carrying value at June 30, 2009, justify how the assumptions and discounts used in the impairment testing during the first quarter 2009 (i.e. discounts between 25%-45% on your non-performing loan portfolio) were reasonable. In this regard, explain the events that occurred during the second quarter and the assumptions used in determining the fair value amount of the loans at June 30, 2009 and how they differed from the assumptions used in your impairment analysis in the first quarter.

•	Tell us if you have performed additional impairment testing subsequent to June 30, 2009 and discuss the positive and negative the factors (or triggers) you considered in your determination whether additional testing was required.
Response:

At the time we prepared our first quarter goodwill impairment assessment, we had reasonably good forecasts about our expected second quarter operating results. The actual results reported for the second quarter were consistent with the forecast used for our first quarter goodwill impairment analysis. Our second quarter actual net loss available to common shareholders was within $500,000 of the forecast that was used in our first quarter goodwill impairment analysis.

There are significant differences in the methods used to determine the fair value of our loan portfolio for purposes of determining goodwill impairment and the assumptions used in our fair value determinations that are a normal part of our business. The fair value disclosures presented to meet our SFAS 107 disclosure requirements were prepared internally with our asset/liability model that is used to measure interest rate risk using the Economic Value of Equity approach. This model measures the economic value of the contractual cash flows by discounting them back to present value using current interest rates. From those results, we then subtracted the allowance for loan losses, which represented the expected loan losses inherent in the loan portfolio at quarter-end. We believe this approach meets the requirements for SFAS 107, paragraph 15, of a practicable approach without incurring excessive costs.

As indicated in our response to earlier comments on this subject, we engaged a third party to assist with our goodwill impairment test. Their fair value assumptions with respect to the loan portfolio considered the illiquidity of our loan portfolio and the additional discount that would result from an illiquid market in order to arrive at an exit price. This additional discount considers the higher perceived risk of loan portfolios concentrated in the Southeastern United States; and, therefore, resulted in an overall lower value for our loan portfolio.

Letter to the Securities and Exchange Commission
August 28, 2009

The differences between the SFAS 107 loan portfolio fair value presented in the second quarter Form 10-Q disclosure and the loan portfolio fair value used in our first quarter goodwill impairment test were not due to events that occurred in the second quarter but rather to differences in the approach to each valuation as described in the above paragraphs.

In the second quarter, we did not experience any significant events or changes in circumstances that would more likely than not reduce the fair value of our assets below their carrying value. Our credit trends and earnings expectations did not deviate materially from the forecasts used in our first quarter goodwill impairment analysis.

We have not performed any additional impairment testing subsequent to June 30, 2009. However, we continue to monitor our credit trends and update our earnings forecast each month. If credit trends and/or earnings expectations materially change from those used in performing our first quarter goodwill impairment analysis, or if a significant event or change in circumstances occurs, we will conduct additional impairment testing in the third quarter. Regardless, we will conduct our annual impairment test in the fourth quarter of 2009.
5.	Please revise your future filings to specifically discuss (and quantify amounts as necessary) the critical assumptions used in your goodwill impairment testing. In addition, provide a sensitivity discussion around those assumptions and explain how the sensitivity would have impacted the results of your testing.

Response:

The most significant assumption in determining the estimated fair value of the Company as a whole and the amount of any resulting impairment was the discount rate used in the Discounted Cash Flow valuation method. The discount rate selected was 15% which considered a risk-free rate of return that was adjusted for the industry median beta, equity risk and size premiums, and a company-specific risk premium.

An increase in the discount rate of one percentage point would result in a decrease in the estimated value of the Company of approximately $24 million which would mean an increase in goodwill impairment by that amount. A decrease of one percentage point would result in an increase in the estimated value of the Company of approximately $30 million which would mean a decrease in the amount of goodwill impairment in the same amount. We agree to include this sensitivity discussion in future filings.
* * * * *

Letter to the Securities and Exchange Commission
August 28, 2009

     Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Staff is requested to direct any further questions regarding these filings and this letter to the undersigned at (404) 815-6270 or my colleague, Adwoa Awotwi at (404) 815-6613. Thank you.
Sincerely,
/s/ James W. Stevens
James W. Stevens

cc:	Jimmy C. Tallent, United Community Banks, Inc. Rex S. Schuette, United Community Banks, Inc. Alan Kumler, United Community Banks, Inc. Greg Foster, Porter Keadle Moore, LLP